SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 March 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

17 March 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

This announcement should be read in conjunction with the Summary Remuneration Announcement published on 25 February 2016 and disclosures in the 2015 Annual Report and Accounts published on 08 March 2016. The 2015 Annual Report and Accounts is available through the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the first quarter of 2016 under the Group's Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the Group was notified on 16 March 2016 that, after the settlement of income tax liabilities and national insurance contributions, Shares were acquired yesterday on behalf of the PDMRs as listed in the table below. The acquisition price was 68.65 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Group Chief Executive and Executive Directors

Name	Shares Awarded
António Horta-Osório	173,707
Juan Colombás	95,924
George Culmer	97,276

Other Members of the Group Executive Committee

Name	Shares Awarded
Andrew Bester	94,573
Karin Cook	78,361
Simon Davies	94,573
António Lorenzo	88,629
Vim Maru	78,361
David Oldfield	87,818
Miguel-Ángel Rodríguez-Sola	79,036
Matt Young	67,552

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, for the first time since 2011 a base salary increase was proposed for the Group Chief Executive, António Horta-Osório. For 2016 this will consist of an increase in base salary of 2 per cent, in line with the other Executive Directors, and an additional increase of 4 per cent.  The Group Chief Executive suggested, and the Board approved, that for 2016 the 4 per cent increase be delivered monthly in Shares and held until the Government has sold its shareholding in the Group. In this respect, the Group was notified on 16 March 2016 that, after the settlement of income tax liabilities and national insurance contributions, 8,256 Shares were acquired yesterday on behalf of Mr Horta-Osório in respect of January, February and March 2016. The acquisition price was 68.65 pence per Share.

Exercise of options to acquire Shares
The Group was notified on 16 March 2016 that Miguel-Ángel Rodríguez-Sola, a PDMR, yesterday acquired 4,928,709 Shares, following the exercise(1) of a share buyout award. The award was granted in September 2011 for the loss of deferred share benefits forfeited as a result of his resignation from the Santander Group.  Mr Rodríguez-Sola has retained all the Shares apart from 2,322,301 Shares which were sold (at 68.81 pence per Share) to meet income tax and national insurance contributions arising from the acquisition.

(1) Exercise price £5 in total

Share Disposal
The Group was notified on 16 March 2016 that Andrew Bester, a PDMR, sold 151,805 Shares at 68.56 pence per Share and 722,539 Shares at 68.50 pence per Share on the same day.

Share Buyout Award
The Group announces that on 17 March 2016 a share buyout award was made to Simon Davies, a PDMR, as detailed below, for the loss of benefits forfeited as a result of his resignation from Linklaters LLP.

Number of Shares awarded (1)	Vesting Date
245,218	31 March 2017
245,218	31 March 2018
245,218	31 March 2019

(1) Based on a Share price of 71.365 pence.

Shareholding Requirement
Following these transactions, all Executive Directors and Members of the Group Executive Committee continue to comply with the Group's shareholding policy requirements.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                             +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                         +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 17 March 2016